SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                 AMENDMENT NO. 4

                                       TO

                                 SCHEDULE 14D-9
                            -------------------------


                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                              3-D GEOPHYSICAL, INC.
                            (Name of Subject Company)


                              3-D GEOPHYSICAL, INC.
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    88553V107
                      (CUSIP Number of Class of Securities)

                            ------------------------

                                  JOEL FRIEDMAN
                                    CHAIRMAN
                              3-D GEOPHYSICAL, INC.
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 317-1234

                  (Name, Address and Telephone Number of Person
          Authorized to Receive Notice and Communications on Behalf of
                         the person(s) filing statement)

                            -------------------------


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         This Amendment No. 4 amends and  supplements  the information set forth in the Solicitation/Recommendation Statement Pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934 on Schedule 14D-9, as amended (the "Schedule 14D-9"), filed by 3-D Geophysical, Inc. (the "Company") on March 13, 1998 with respect to a tender offer by WAI Acquisition Corp., a Delaware corporation ("Purchaser"), a wholly-owned subsidiary of Western Atlas Inc., a Delaware corporation ("Western"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated March 13, 1998, to purchase all outstanding Shares at a purchase price of $9.65 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in an Offer to Purchase dated March 13, 1998 and pursuant to the Agreement and Plan of Merger, dated as of March 8, 1998, among Western, Purchaser and the Company. Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-9.

ITEM 3. IDENTITY AND BACKGROUND.

         Item 3 is hereby amended by adding the following to the end of paragraph 3(b)(ii):

               Mr. Wayne Widynowski, an officer and director of the Company, has entered into a Support Agreement with terms substantially similar to the other Support Agreements, with the exception that Mr. Widynowski is not required to tender his Shares in the Offer because he has requested, and the Company has agreed, that he will sell, and the Company will purchase, all of his Shares immediately before the consummation of the Offer.


ITEM 4. THE SOLICITATION AND RECOMMENDATION.

         The section entitled "Recommendations of the Board of Directors - Fairness of the Offer and the Merger" is hereby deleted in its entirety and replaced with the following:

         Recommendations of the Board of Directors: Fairness of the Offer and the Merger.

         In approving the Merger Agreement and recommending acceptance of the Offer and adoption of the Merger Agreement, the Board considered a number of factors and identified a number of factors that indicated that the Offer and the Merger were fair to and in the best interests of the Company and its stockholders, including, but not limited to, the following:

                  (i) Uncertainties regarding the future of the Company's business, financial condition, results of operations, assets, liabilities, business strategy and prospects, including the Company's prospects in the event of a possible downturn in the oilfield services industry.

                  (ii) The Company's existing competition in the industry in which it operates and the threat of increased future competition, the significantly larger size of certain other participants in the industry in which it operates and the greater available capital and other resources of such participants as compared to the available capital and other resources of the Company.

                  (iii) The historical and current market prices for the Shares.

                  (iv) The opinion of Salomon Smith Barney dated March 8, 1998 (the "Opinion") to the effect that, as of such date and based upon and subject to certain matters stated in the Opinion, the $9.65 per Share cash consideration to be received by holders of Shares (other than Western and its affiliates) in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of Salomon Smith Barney's Opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Salomon Smith Barney, is attached hereto as Exhibit (a)(4) and is incorporated herein by reference. The Opinion is directed only to the fairness, from a financial point of view, of the cash consideration to be received in the Offer and the Merger by holders of Shares (other than Western and its affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares pursuant to the Offer. HOLDERS OF SHARES ARE URGED TO READ HE OPINION CAREFULLY IN ITS ENTIRETY.

                  (v) The fact that the Offer was not subject to a financing condition.

                  (vi) The financial and other terms and conditions of the Offer, the Merger and the Merger Agreement, including, without limitation, the facts that the terms of the Merger Agreement will not prevent other third parties from making certain bona fide proposals subsequent to execution of the Merger Agreement, will not prevent the Company Board from determining, in the exercise of its fiduciary duties in accordance with the Merger Agreement, to provide information to and engage in negotiations with such third parties and will permit the Company, subject to the non-solicitation provisions and the payment of the termination fee discussed heerein, to enter into a transaction with a third party that would be more favorable to the Company's stockholders from a financial point of view than the Offer and the Merger.

                  (vii) The structure of the transaction, which is designed, among other things, to result in receipt by the holders of Shares at the earliest practicable time of consideration to be paid in the Offer and the fact that the consideration to be paid in the Offer and the Merger is the same.

                  (viii) The likelihood that the Offer and the Merger would be consummated.

         The Board also considered possible alternatives to the Offer and the Merger, including the possibility of continuing to operate the Company as an independent entity and the timing and feasability of those alternatives, and the possible values that might be realized by the Company's stockholders as a result of such alternatives and concluded that the Offer and Merger were more desirable transactions for the Company to pursue.

         The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board found it impracticable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors summarized in paragraphs (i) through (viii) above that supported its determination that the Offer and Merger were fair to and in the best interests of the Company and its stockholders.



ITEM 6. RECENT TRANSACTIONS AND INTEREST WITH RESPECT TO SECURITIES.

         Item   6(b)  is   hereby   amended   by   removing   the   words   "one
officer-director" and inserting in their place: "Mr. Wayne Widynowski, an officer and director of the Company,"


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 1, 1998

                                              3-D GEOPHYSICAL, INC.


                                               By:   /s/ Joel Friedman
                                                     -----------------
                                                     Name: Joel Friedman
                                                     Title:  Chairman